QRT14RPT



SEC MAIL
RECEIVED
AUG 1 0 2015
WASH, D.C.
194
SECTION
15008302

. ile No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2015
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2015, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	100,000,000	Floating Rate	100.025	15-Apr-2015	15-Oct-2017
USD	3,000,000,000	1.750	99.817	15-Apr-2015	14-Apr-2022
AUD	200,000,000	2.75	98.250	30-Apr-2015	30-Oct-2025
AUD	100,000,000	2.75	95.959	13-May-2015	30-Oct-2025
USD	100,000,000	Floating Rate	100.072	14-May-2015	26-Nov-2018
USD	50,000,000	Floating Rate	100.024	15-May-2015	15-Oct-2017
USD	100,000,000	Floating Rate	100.072	19-May-2015	26-Nov-2018
BRL	7,300,000	8.48	100.00	21-May-2015	22-May-2018
AUD	200,000,000	3.25	101.849	22-May-2015	7-Feb-2020
INR	335,000,000	5.03	100.00	27-May-2015	29-May-2018
INR	1,250,000,000	5.27	100.00	28-May-2015	25-May-2017
USD	100,000,000	Floating Rate	100.071	29-May-2015	26-Nov-2018
USD	100,000,000	Floating Rate	100.071	3-June-2015	26-Nov-2018
IDR	325,000,000,000	8.80	100.00	11-June-2015	11-June-2018
USD	2,250,000,000	1.875	99.952	16-June-2015	16-June-2020
AUD	200,000,000	3.25	102.064 in respect of AUD150,000,000 101.944 in respect of AUD50,000,000	17-June-2015	7-Feb-2020
INR	110,000,000	5.00	100.00	22-June-2015	22-June-2018

Annex B

Inter-American Development Bank

Ordinary Capital


IDB

Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

June 30, 2015

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2015

INTRODUCTION

The Inter-American Development Bank (the Bank) is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The resources of the Bank consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 13, 2015, which includes the Ordinary Capital financial statements for the year ended December 31, 2014. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP, for valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers[2]. Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers are reported separately in the Statement of Income and Retained Earnings.

[1] In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

ACCOUNTING DEVELOPMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. The ASU is effective for the Bank during the first quarter of 2017 and it is not expected to have a material impact on the Bank's financial condition or results of operations.

In February 2015, the FASB issued ASU No. 2015-2, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. This ASU is effective for the Bank during the first quarter of 2016 and it is not expected to have a material impact on the Bank's financial condition or results of operations.

In April 2015, the FASB issued ASU No. 2015-3, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to amortized cost borrowings be presented in the balance sheet as a deduction of the borrowings, consistent with debt discounts. The ASU is effective for the Bank during the first quarter of 2016 and is not expected to have a material impact on the Bank's financial condition or results of operations.

In May 2015, the FASB issued ASU No. 2015-7, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the Emerging Issues Task Force). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU is effective for the Bank during the first quarter of 2016. The ASU is expected to impact the Bank's fair value disclosures on pension assets, but it will not have an impact on the Bank's financial condition or results of operations.

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the six months ended June 30, 2015 and 2014, as well for the year ended December 31, 2014.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014
Lending Summary			
Loans and guarantees approved[1]	$ 2,950	$ 3,516	$ 12,652
Undisbursed portion of approved loans [2]	30,385	29,106	31,601
Gross loan disbursements	3,718	3,014	9,423
Net loan disbursements[3]	1,230	469	4,210
Balance Sheet Data			
Cash and investments-net [4], after swaps	$ 33,297	$ 22,577	$ 27,458
Loans outstanding[5]	75,634	71,174	74,585
Total assets	113,261	99,454	106,299
Borrowings outstanding, after swaps	83,345	68,668	76,686
Callable capital stock	152,084	139,911	138,901
(of which, subscribed by United States, Canada, Japan and the other non-regional members)	76,445	71,105	70,095
Equity	24,202	24,022	23,697
Income Statement Data			
Operating Income[6]	**$ 367**	**$ 442**	**$ 652**
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(21)	(7)	96
Board of Governors approved transfers	(200)	(200)	(200)
Net income	146	235	548
Ratios			
Net borrowings [7] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other non-regional members	66.1%	66.1%	71.2%
Total Equity[8] to loans [9] ratio	32.7%	34.2%	32.4%
Cash and investments as a percentage of borrowings outstanding, after swaps	40.0%	32.9%	35.8%

[1] Excludes guarantees issued under the Trade Finance Facilitation Program and non-sovereign-guaranteed loan participations.
[2] As of June 30, 2015, the undisbursed portion of approved loans includes $24,463 million related to signed loans.
[3] Includes gross loan disbursements less principal repayments.
[4] Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
[5] Excludes lending swaps in a net liability position of $174 million as of June 30, 2015 (2014 - $847 million) and $568 million as of December 31, 2014.
[6] See page 7 for a full discussion of Operating Income under Results of Operations.
[7] Borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).
[8] "Total Equity" is defined as Paid-in capital stock, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, and the cumulative effects of Net fair value adjustments on non-trading portfolios and foreign currency transactions.
[9] Includes loans outstanding and guarantee exposure.

LENDING OPERATIONS: During the first six months of 2015, the Bank approved 40 loans totaling $2,950 million compared to 38 loans that totaled $3,451 million during the same period in 2014. There were no non-sovereign-guaranteed, non-trade-related guarantees approved (2014 – one for $65 million) and five guarantees for $5 million of trade-related guarantees without sovereign counter-guarantee were issued (2014 – 46 guarantees issued for $162 million).

The portfolio of non-sovereign-guaranteed loans, including loans to other multilateral development institutions, increased slightly to $5,974 million compared to $5,971 million at December 31, 2014. Conversely, the non-sovereign guarantees exposure decreased $28 million to $163 million compared to $191 million at December 31, 2014. As of June 30, 2015, 8.1% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 8.2% at December 31, 2014.

Total allowances for loan and guarantee losses amounted to $403 million at June 30, 2015 compared to $373 million at December 31, 2014. The Bank had non-sovereign-guaranteed loans with outstanding balances of $388 million classified as impaired at June 30, 2015 compared to $394 million at December 31 2014. Impaired loans have specific allowances for loan losses amounting to $206 million at June 30, 2015, compared to $183 million at December 31, 2014.

For 2015, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25% and no supervision and inspection fee for sovereign-guaranteed financing, the same levels of 2014.

BORROWING OPERATIONS: During the first six months of the year, the Bank issued bonds for a total face amount of $10,634 million (2014 – $9,505 million) that generated proceeds of $10,634 million (2014 – $9,484 million), representing increases of $1,129 million and $1,150 million, respectively, compared to the same period last year. The increase was due to expected higher debt redemptions and disbursements. The average life of new issues was 6.5 years (2014 – 6.7 years).

During 2015, the Bank continues to be rated Triple-A by the major credit rating agencies.

FINANCIAL RESULTS: Operating income during the first six months of 2015 was $367 million, compared to $442 million for the same period last year, a decrease of $75 million. This decrease was mainly due to a reduction in net investment gains of $37 million, and an increase in both the provision for loan and guarantee losses of $30 million and in net non-interest expense of $28 million, which were partially offset by an increase in net interest income of $25 million.

During the six months ended June 30, 2015, the trading investments portfolio experienced net mark-to-market gains of $3 million, compared to $40 million during the six months ended June 30, 2014. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $20 million during the first six months of 2015 compared to $15 million during the same period in 2014.

The provision for loan and guarantee losses was $30 million compared to $0 million in the first six months of 2014. The increase was mainly the result of an increase in the specific loan loss allowance due to the deterioration of certain non-sovereign-guaranteed loans classified as impaired.

The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $21 million for the six months ended June 30, 2015, compared to $7 million for the same period in 2014. Net fair value adjustments mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios and foreign currency transactions.

CAPITALIZATION: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock.

On February 28, 2015, the effective date of the fourth installment, 1,121,078 shares in the amount of $13,525 million were made effective ($342 million paid-in; $13,183 million callable), after Canada's exchange of temporary callable shares.

As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 and through 2020. In March 2015, the Board of Governors approved the $200 million transfer corresponding to 2015.

The Bank's equity base plays a critical role in securing its financial objectives. The Total Equity-to-Loans Ratio (TELR) at June 30, 2015 was 32.7% compared to 32.4% at the end of last year (See **Table 1**).

CAPITAL ADEQUACY

The Bank's capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for pension and operational risk.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

LOAN PORTFOLIO: The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria.

The Bank also lends to other multilateral development institutions without sovereign guarantee. Non-sovereign-guaranteed operations are currently capped to an amount such that economic capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3].

3 As of March 31, 2015, the date of the latest quarterly report to the Board of Executive Directors, the economic capital requirements of non-sovereign-guaranteed operations was $1,678 million, or 6.82% (December 31, 2014 - $1,702 million or 7.0%) of the Bank's Total Equity.

The loan portfolio is the Bank's principal earning asset of which, at June 30, 2015, 92% was sovereign-guaranteed. At June 30, 2015, the total volume of outstanding loans was $75,634 million, compared with $74,585 million as of December 31, 2014. The increase in the loan portfolio was mostly due to a higher level of disbursements ($3,718 million) than loan collections ($2,488 million), partially offset by negative currency transaction adjustments ($185 million).

As of June 30, 2015, 8.1% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 8.2% at December 31, 2014. The non-sovereign-guaranteed loan portfolio, including loans to other multilateral development institutions, totaled $5,974 million, compared to $5,971 million at December 31, 2014.

Investment Portfolio: The Bank's investment portfolio is substantially comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $5,800 million during the first six months of 2015, mainly resulting from net cash inflows from borrowings ($7,327 million) and collection of capital subscriptions under the IDB-9 ($266 million), partially offset by net loan disbursements ($1,230 million), net cash outflows from operating activities ($492 million), and negative currency transaction adjustments ($23 million).

Borrowing Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $6,659 million compared with December 31, 2014, primarily due to a higher amount of new borrowings than maturities ($7,327 million), the net increase in the fair value of borrowings and related swaps ($62 million), and the accretion of discount on borrowings ($90 million), partially offset by the payment of accretion of discount on borrowings and swaps ($794 million), and negative currency transaction adjustments ($46 million).

Equity: Equity at June 30, 2015 was $24,202 million, an increase of $505 million from December 31, 2014, reflecting net income of $146 million, additional paid-in capital made effective and received under the IDB-9 of $338 million, and the reclassification of net pension actuarial losses of $21 million from other comprehensive income to net income.

Table 1 presents the composition of the TELR as of June 30, 2015 and December 31, 2014. It shows that the TELR increased slightly from 32.4% to 32.7% due to an increase in Total Equity and loans outstanding and guarantee exposure.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	June 30, 2015	December 31, 2014
Equity		
Paid-in capital stock	$ 5,699	$ 5,357
Capital subscriptions receivable	(88)	(84)
	5,611	5,273
Less: Receivable from members	246	246
Retained earnings:		
General reserve [1]	16,272	16,105
Special reserve [1]	2,565	2,565
	24,202	23,697
Plus:		
Allowances for loan and guarantee losses	403	373
Minus:		
Borrowing countries' local currency cash balances	144	140
Cumulative net fair value adjustments on non-trading portfolios and foreign currency transactions	(346)	(325)
Total Equity	$ 24,807	$ 24,255
Loans outstanding and guarantee exposure	$ 75,857	$ 74,836
Total Equity-to-Loans Ratio	32.7%	32.4%

[1] Includes Accumulated other comprehensive income.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the six months ended June 30, 2015, Operating Income was $367 million compared to $442 million for the same period last year, a decrease of $75 million. This decrease was mainly due a reduction in net investment gains and an increase in both the provision for loan and guarantee losses and in net non-interest expense, which were partially offset by an increase in net interest income.

The Bank had net interest income of $703 million during the first six months of 2015, compared to $678 million for the same period last year, mostly due to an increase in the loan portfolio.

Net mark-to-market investment gains amounted to $3 million compared to $40 million for the same period in 2014.

Net non-interest expense increased $28 million mainly due to higher net pension and postretirement benefit costs of $34 million as a result of the amortization of actuarial losses and an increase in the service cost due to the decrease in the rate used to discount the pension liabilities at the end of 2014; partially offset by a decrease of $15 million in special programs.

The provision for loan and guarantee losses was $30 million compared to $0 million in the first six months of 2014. The increase was mainly the result of an increase in the specific loan loss allowance due to the deterioration of certain non-sovereign-guaranteed loans classified as impaired.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Six months ended June 30,		
	2015	**2014**	**2015 vs. 2014**
Loan interest income [1]	$ 838	$ 823	$ 15
Investment interest income [1]	48	34	14
Other interest income	19	23	(4)
	905	880	25
Less:			
Borrowing expenses [1]	202	202	-
Net interest income	703	678	25
Other loan income	41	46	(5)
Net investment gains	3	40	(37)
Other expenses:			
Provision for loan and guarantee losses	30	-	30
Net non-interest expense	350	322	28
Total	380	322	58
Operating Income	$ 367	$ 442	$ (75)

[1] Amounts on an after swap basis.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the six months ended June 30, 2015 and 2014 and the year ended December 31, 2014 are shown in **Table 3**.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2015		Six months ended June 30, 2014		Year ended December 31, 2014	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 75,786	2.23	$ 70,263	2.36	$ 71,280	2.33
Liquid investments [2] [3]	33,130	0.36	23,165	0.71	25,683	0.47
Total earnings assets	$ 108,916	1.66	$ 93,428	1.95	$ 96,963	1.84
Borrowings	$ 80,340	0.51	$ 69,144	0.59	$ 72,097	0.55
Net interest margin [4]		1.30		1.46		1.42

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Includes gain and losses.
[4] Represents annualized net interest income as a percent of average earnings assets.

CORE OPERATING INCOME (NON-GAAP MEASURE: Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains associated with equity duration management and loan prepayments, as well as, the provision for loan and guarantee losses. **Table 4** below displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Core operating income is a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

During 2015, core operating income changes have been mostly related to the fluctuations in net interest income (positive) and in the net pension and postretirement benefit costs (negative).

Table 4: OPERATING INCOME
(Expressed in millions of United States dollars)

	Six months ended June 30,		
Core Operating Income (Non-GAAP Measure)	**2015**	**2014**	**2015 vs. 2014**
Operating Income (Reported)	$ 367	$ 442	$ (75)
Less:			
Net investment gains	3	40	(37)
Add:			
Provision for loan and guarantee losses	30	-	30
Core operating income	$ 394	$ 402	$ (8)

COMMITMENTS

GUARANTEES: The Bank makes non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the six months ended June 30, 2015, there were no non-sovereign-guaranteed, non-trade-related guarantees approved (2014 – one for $65 million) and five guarantees for $5 million of trade-related guarantees were issued (2014 – 46 guarantees for $162 million). No guarantees with sovereign counter-guarantee were approved during the first six months of 2015 and 2014.

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to the repayment of borrowings. As of June 30, 2015, the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.1 years with contractual maturity dates through 2044[4]. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed signed loans ($24,463 million at June 30, 2015), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

LIQUIDITY MANAGEMENT

Table 5 shows a breakdown of the trading investments portfolio and related swaps at June 30, 2015 and December 31, 2014, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains (losses) on securities held at the end of the respective period.

4 The maturity structure of medium- and long-term borrowings outstanding at the end of 2014 is presented in Schedule I-4 to the December 31, 2014 financial statements.

Table 5: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	June 30, 2015		December 31, 2014	
Security Class	Fair Value [1]	Unrealized Gains (Losses)	Fair Value [1]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 6,085	$ 2	$ 5,435	$ (2)
U.S. Government-sponsored enterprises	150	-	599	-
Obligations of non-U.S. governments	6,731	2	3,959	(2)
Obligations of non-U.S.agencies	9,036	9	9,427	7
Obligations of non-U.S. sub-sovereigns	2,472	5	1,667	5
Obligations of supranationals	2,857	(1)	1,430	-
Bank obligations	5,266	1	4,054	1
Corporate securities	119	-	423	-
Mortgage-backed securities	284	(1)	345	22
Asset-backed securities	71	-	110	-
Total trading investments	33,071	17	27,449	31
Currency and interest rate swaps-investments-trading	(230)	(23)	61	-
Total	$ 32,841	$ (6)	$ 27,510	$ 31

[1] Includes accrued interest of $97 million (2014 - $42 million) for trading investments and $(76) million (2014 - $(27) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will invest only in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities.

Table 6 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of June 30, 2015, the credit exposure amounted to $33,111 million, compared to $27,570 million as of December 31, 2014. The credit quality of the portfolios continues to be high, as 80.4% of the counterparties are rated AAA and AA, 12.6% carry the highest short-term ratings (A1+), 6.6% are rated A, 0.2% are rated BBB, and 0.2% are rated below BBB, compared to 78.8%, 13.4%, 7.3%, 0.4% and 0.1%, respectively, at December 31, 2014.

As of June 30, 2015, the Bank's total current credit exposure in Europe was $15,194 million ($13,223 million at December 31, 2014). There was no direct exposure to Eurozone countries rated BBB or lower as of June 30, 2015 and December 31, 2014. In these countries, the Bank had $193 million ($227 million at December 31, 2014) of exposure in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns, and no net swap exposure in 2015 or 2014. The remaining European current credit exposure of $15,001 million ($12,996 million at December 31, 2014), regardless of asset class, was in countries rated AA- or higher.

Table 6: Current Credit Exposure, Net of Collateral Held, by Counterparty Rating Category (Amounts expressed in millions of United States dollars) [1]

June, 30 2015

Counterparty rating	Investments: Governments and Agencies	Investments: Banks	Investments: Coorporate	Investments: ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 4,137	$ -	$ 50	$ -	$ -	$ 4,187	12.6
AAA	9,833	702	-	27	-	10,562	31.9
AA	11,761	4,087	69	129	32	16,078	48.5
A	1,600	477	-	91	8	2,176	6.6
BBB	-	-	-	71	-	71	0.2
BB	-	-	-	20	-	20	0.1
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	17	-	17	0.1
Total	$ 27,331	$ 5,266	$ 119	$ 355	$ 40	$ 33,111	100.0

December 31, 2014

Counterparty rating	Investments: Governments and Agencies	Investments: Banks	Investments: Coorporate	Investments: ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 3,346	$ -	$ 358	$ -	$ -	$ 3,704	13.4
AAA	6,918	595	-	36	-	7,549	27.4
AA	11,106	2,828	65	92	87	14,178	51.4
A	1,147	631	-	192	34	2,004	7.3
BBB	-	-	-	118	-	118	0.4
BB	-	-	-	-	-	-	0.0
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	17	-	17	0.1
Total	$ 22,517	$ 4,054	$ 423	$ 455	$ 121	$ 27,570	100.0

[1] Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term ratings.

OTHER DEVELOPMENTS

FINANCIAL REFORM—THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT (DFA): In July 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. The Bank continues to assess the potential impact of the implementation of this financial regulatory reform on its operations as rules continue to become effective and markets adjust. Based on a review of the current regulations and the rules that have become effective to date, the Bank is of the view that effects from the provisions of the DFA apply to the Bank's counterparties and to the Bank's derivatives trading and associated activities, and those effects may include an increase in the Bank's borrowing cost.

PATIENT PROTECTION AND AFFORDABLE CARE ACT (PPACA) AND HEALTH CARE AND EDUCATION RECONCILIATION ACT OF 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. This legislation seeks to reform aspects of the U.S. health care system and its various provisions are being regulated and become effective over several years. The Bank continues to monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

INTERNAL POLICY AND OTHER DEVELOPMENTS: The Bank conducts periodic reviews of its financial policies to ensure they remain effective to preserve the Bank's strong financial footing and aligned with industry best practices. As a result of this regular review, the Bank approved changes to enhance the following policies:

The Capital Adequacy Policy (CAP): In October 2014, the Board of Governors reaffirmed the Capital Adequacy Policy Mandate to maintain the Bank's strong financial footing and its Triple-A foreign currency long-term issuer credit rating and expanded the Mandate to include the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity. Considering that, Management proposed and the Board of Governors approved, in February 2015, a set of regulations that will govern the implementation of the Bank's Capital Adequacy Policy Mandate. To ensure consistency with the revised CAP framework, the Bank is revising its Income Management Model (IMM). The Capital Adequacy Policy regulations will become effective upon approval of the new IMM by the Board of Governors.

The Liquidity Policy: In March 2015, the Board of Executive Directors adopted changes to the liquidity policy aimed at consolidating the Bank's liquidity position by establishing a longer minimum liquidity coverage horizon and adopting industry best practices in relation to liquidity haircuts. Under the revised policy, the Bank seeks to preserve at least 12 months of projected net cash requirements. The Bank has remained compliant with the required liquidity levels.

Sovereign-Guaranteed Single Borrower Limit: In February 2015, the Board of Executive Directors adopted a policy to introduce an exposure-based single borrower limit for its sovereign-guaranteed credit portfolio. In addition, the policy provides for risk-based price differentiation to allow sovereign borrowers to exceed a threshold set below the single borrower limit while contributing to increase the Bank's equity accumulation and partially compensate for additional economic capital requirements. The new limit framework will become effective for the Bank's 2016 lending programming cycle, and although no significant changes of the current portfolio composition are anticipated, the framework is expected to contribute over time to further diversification.

RENEWED VISION OF THE IDB GROUP'S ACTIVITIES WITH THE PRIVATE SECTOR: On March 30, 2015, the Boards of Governors of the IDB and the Inter-American Investment Corporation (IIC) adopted a resolution (the Resolution) that authorizes the transfer of operational and administrative functions and non-financial resources associated with non-sovereign guaranteed (NSG) activities from the IDB to the IIC.

The Resolution authorizes the capitalization of the IIC in part through annual distributions of income by the IDB to the IIC on behalf of the IDB shareholders. This is intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These distributions of income are conditional upon annual IDB Board of Governors' approval, which shall take into account the continued maintenance of the IDB's Triple-A long term foreign currency credit rating, the Capital Adequacy Policy, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the Capital Adequacy Policy, as well as other applicable financial policies of the Bank.

In addition to the above-mentioned distributions of income, and during a seven-year period starting on January 1, 2016 (or a later date as approved by the Boards of Directors of the IDB and the IIC), NSG activities will be co-financed by the IDB and the IIC. The Resolution does not impact the IDB's legacy NSG activities and loan balances as of the effective date of the transfer of functions and non-financial resources mentioned above. The implementation of the initiatives provided for in the Resolution is underway and has no impact on the IDB's equity as reported in the Information Statement dated March 13, 2015, and the IDB will continue to monitor any relevant financial ratios within applicable policy.

FUNDED STATUS OF PENSION AND POSTRETIREMENT BENEFIT PLANS (PLANS): The volatility in the equity and credit markets affects the funded status of the Plans. As of June 30, 2015, decreases in pension liabilities due to increases in U.S. interest rates, were supported by increases in the Plans' assets, due to both global equity markets and fixed income assets returns. Accordingly, as of June 30, 2015, the Plan's assets represent approximately 100% of the benefit obligations, compared to 91% as of December 31, 2014. The Bank recognizes actuarial gains and losses on its Pension and Postretirement Benefit Plans through comprehensive income at the end of each calendar year, when the pension liabilities are re-measured, as required by GAAP.

MANAGEMENT CHANGES: On July 29, 2015, Mr. John Scott was appointed General Counsel and General Manager of the Bank's Legal Department, effective August 1, 2015.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in million of United States dollars)

	June 30, 2015 (Unaudited)		December 31, 2014 (Unaudited)	
ASSETS				
Cash and investments				
Cash - Note P	$ 722		$ 535	
Investments - Trading - Notes C, G, H and P	32,974	$ 33,696	27,395	$ 27,930
Loans outstanding - Notes D, E and P	75,634		74,585	
Allowance for loan losses	(401)	75,233	(370)	74,215
Accrued interest and other charges		860		811
Currency and interest rate swaps - Notes G, H, I and P				
Investments - Trading	121		136	
Loans	477		308	
Borrowings	1,707		2,366	
Other	47	2,352	51	2,861
Receivable for investment securities sold		643		-
Other assets		477		482
Total assets		$ 113,261		$ 106,299
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and P				
Short-term	$ 628		$ 675	
Medium- and long-term:				
Measured at fair value	51,655		48,881	
Measured at amortized cost	30,310	$ 82,593	27,753	$ 77,309
Currency and interest rate swaps - Notes G, H, I and P				
Investments - Trading	276		41	
Loans	651		876	
Borrowings	2,459		1,743	
Others	7	3,393	9	2,669
Payable for investment securities purchased		341		169
Payable for cash collateral received		546		398
Due to IDB Grant Facility - Note J		660		501
Accrued interest on borrowings		563		492
Liabilities under retirement benefit plans - Note L		515		515
Undisbursed special programs		225		244
Other liabilities		223		305
Total liabilities		89,059		82,602
Equity				
Capital stock - Note K				
Subscribed 13,079,417 shares (2014 - 11,958,339 shares)	157,783		144,258	
Less callable portion	(152,084)		(138,901)	
Paid-in capital stock	5,699		5,357	
Capital subscriptions receivable	(88)		(84)	
Receivable from members	(246)		(246)	
Retained earnings	18,393		18,247	
Accumulated other comprehensive income	444	24,202	423	23,697
Total liabilities and equity		$ 113,261		$ 106,299

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in million of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Notes D and G	$ 445	$ 431	$ 879	$ 869
Investments - Notes C and G				
Interest	29	17	48	34
Net gains (losses)	(6)	21	3	40
Other interest income - Notes G and I	10	12	19	23
Other	4	6	12	14
Total income	482	487	961	980
Expenses				
Borrowing expenses, after swaps - Notes F, G and H	106	100	202	202
Provision (credit) for loan and guarantee losses - Note E	11	(4)	30	-
Administrative expenses	170	157	338	297
Special programs	15	28	24	39
Total expenses	302	281	594	538
Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers	180	206	367	442
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes F, G and I	(102)	(32)	(21)	(7)
Board of Governors approved transfers - Note J	-	-	(200)	(200)
Net income	78	174	146	235
Retained earnings, beginning of period	18,315	17,760	18,247	17,699
Retained earnings, end of period	$ 18,393	$ 17,934	$ 18,393	$ 17,934

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in million of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)	
Net income	$ 78	$ 174	$ 146	$ 235
Other comprehensive income				
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note L	10	-	21	-
Total other comprehensive income	10	-	21	-
Comprehensive income	$ 88	$ 174	$ 167	$ 235

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in million of United States dollars)

	Six months ended June 30, 2015	Six months ended June 30, 2014
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements	**$ (3,718)**	$ (3,014)
Loan collections	**2,488**	2,545
Net cash used in lending activities	**(1,230)**	(469)
Miscellaneous assets and liabilities	**(6)**	(78)
Net cash used in lending and investing activities	**(1,236)**	(547)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**10,634**	9,484
Repayments	**(3,260)**	(8,099)
Short-term borrowings, net	**(47)**	60
Cash collateral received	**149**	81
Collections of capital subscriptions	**273**	143
Collections of receivable from members	**-**	16
Payments of maintenance of value to members	**(2)**	-
Net cash provided by financing activities	**7,747**	1,685
Cash flows from operating activities		
Gross purchases of trading investments	**(24,069)**	(24,177)
Gross proceeds from sale or maturity of trading investments	**18,227**	22,781
Loan income collections, after swaps	**756**	866
Interest and other costs of borrowings, after swaps	**(916)**	(269)
Income from investments	**42**	84
Other interest income	**19**	23
Other income	**11**	16
Administrative expenses	**(320)**	(317)
Special programs	**(43)**	(42)
Transfers to the IDB Grant Facility	**(41)**	(49)
Net cash used in operating activities	**(6,334)**	(1,084)
Effect of exchange rate fluctuations on Cash	**10**	2
Net increase in Cash	**187**	56
Cash, beginning of period	**535**	421
Cash, end of period	**$ 722**	$ 477

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2014 financial statements and notes therein included in the Bank's Information Statement dated March 13, 2015. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first six months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Areas in which significant estimates have been made include, but are not limited to, the valuation of certain financial instruments carried at fair value, the allowance for loan and guarantee losses, and the valuation of the pension and postretirement benefit plan-related liabilities.

New accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. The ASU is effective for the Bank during the first quarter of 2017 and it is not expected to have a material impact on the Bank's financial condition or results of operations.

In February 2015, the FASB issued ASU No. 2015-2, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. This ASU is effective for the Bank during the first quarter of 2016 and it is not expected to have a material impact on the Bank's financial condition or results of operations.

In April 2015, the FASB issued ASU No. 2015-3, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to amortized cost borrowings be presented in the balance sheet as a deduction of the borrowings, consistent with debt discounts. The ASU is effective for the Bank during the first quarter of 2016 and it is not expected to have a material impact on the Bank's financial condition or results of operations.

In May 2015, the FASB issued ASU No. 2015-7, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the Emerging Issues Task Force). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU is effective for the Bank during the first quarter of 2016. The ASU is expected to impact the Bank's fair value disclosures on pension assets, but it will not have an impact on the Bank's financial condition or results of operations.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

Investments in obligations issued or unconditionally guaranteed by sovereign governments require a minimum credit quality equivalent to A+. Obligations issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, require a minimum credit quality equivalent to AA-. Obligations issued by supranational organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized losses of $6 million on trading portfolio instruments held at June 30, 2015, compared to $36 million of net unrealized gains at June 30, 2014, were included in Income from Investments - Net gains (losses).

A summary of the trading portfolio instruments at June 30, 2015 and December 31, 2014 is shown in Note H – Fair Value Measurements.

NOTE D – LOANS AND GUARANTEES

The FFF is the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin, as well as the Bank's spread.

LOAN CHARGES: For 2015, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to substantially all sovereign-guaranteed loans, comprising approximately 92% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

GUARANTEES: During the six months ended June 30, 2015, there were no non-sovereign guaranteed, non-trade-related guarantees approved (2014 –one approved for $65 million). No guarantees with sovereign counter-guarantee were approved during the first six months of 2015 and 2014. As of June 30, 2015, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantees of $856 million ($859 million as of December 31, 2014), and guarantees with sovereign counter-guarantee of $60 million (2014 - $60 million as of December 31, 2014).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first six months of the year, the Bank issued five guarantees for $5 million under this program (2014 – 46 guarantees for $162 million).

Guarantees outstanding represent the maximum potential undiscounted future payments that the Bank could be required to make under its guarantees. At June 30, 2015, guarantees of $223 million ($251 million at December 31, 2014), including $11 million issued under the TFFP ($16 million at December 31, 2014), were outstanding and subject to call. An amount of $14 million ($18 million at December 31, 2014) of guarantees outstanding has been reinsured. Outstanding guarantees have remaining maturities ranging from 1 month to 11 years, except for trade related guarantees that have maturities of up to three years.

At June 30, 2015 and December 31, 2014, the Bank's exposure on guarantees without sovereign counter-guarantee amounted to $163 million and $191 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification (RC)	June 30, 2015	December 31, 2014	S&P/Moody's Rating Equivalent
RC1	$ 116	$ 128	BBB/Baa3 or higher
RC2	1	1	BB+/Ba1
RC3	14	24	BB/Ba2
RC4	22	29	BB-/Ba3
RC5	9	8	B+/B1
RC6	-	-	B/B2
RC7	-	1	B-/B3
RC8	1	-	CCC-D / Caa-D
Total	$ 163	$ 191	

The Bank's exposure on guarantees with sovereign counter-guarantee amounted to $60 million at June 30, 2015 and December 31, 2014 and was rated BBB+.

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 92% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the event of default lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of June 30, 2015 and December 31, 2014, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	June 30, 2015	December 31, 2014
AA+ to AA-	$ 447	$ 479
A+ to A-	619	628
BBB+ to BBB-	39,853	39,831
BB+ to BB-	7,188	4,762
B+ to B-	8,336	9,115
CCC+ to CCC-	2,077	2,496
SD	11,140	11,303
Total	$ 69,660	$ 68,614

The ratings presented above have been updated as of June 30, 2015 and December 31, 2014, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level of a project finance operation may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The transfer and convertibility rating assigned by S&P to the country where the borrower/project is incorporated is considered a proxy of the impact of the macro-economic environment on the ability of the borrower to reimburse the Bank and as such, it is currently considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of June 30, 2015 and December 31, 2014, excluding loans to other multilateral development institutions, as represented by the internal credit risk classification, is as follows (in millions):

Risk Classification (RC)	June 30, 2015	December 31, 2014	S&P/Moody's Rating Equivalent
RC1	$ 772	$ 792	BBB / Baa3 or higher
RC2	1,016	927	BB+ / Ba1
RC3	1,098	1,415	BB / Ba2
RC4	944	1,037	BB- / Ba3
RC5	921	721	B+ / B1
RC6	265	263	B / B2
RC7	291	210	B- / B3
RC8	537	472	CCC-D / Caa-D
Total	$ 5,844	$ 5,837	

In addition, as of June 30, 2015, the Bank has loans to other multilateral development institutions of $130 million ($134 million at December 31, 2014), with ratings ranging from AA to A.

Past due and Non-accrual loans

As of June 30, 2015, non-sovereign-guaranteed loans 90 or more days past due amounted to $188 million ($177 million at December 31, 2014). Non-sovereign guaranteed loans with outstanding balances of $388 million ($394 million at December 31, 2014) were on non-accrual status. There were no sovereign-guaranteed loans past due, impaired or in non-accrual status as of June 30, 2015 and December 31, 2014.

Impaired loans

The Bank's recorded investment in non-sovereign-guaranteed loans classified as impaired was $388 million at June 30, 2015 ($394 million at December 31, 2014). All impaired loans have specific allowances for loan losses of $206 million ($183 million at December 31, 2014).

A summary of financial information related to impaired loans affecting the results of operations for the three and six months ended June 30, 2015 and 2014 (in millions) is as follows:

	Three months ended June 30, 2015	Three months ended June 30, 2014
Average recorded investment during the period	$ 389	$ 308
Loan income recognized	1	10
Loan income that would have been recognized on an accrual basis during the period	5	11

	Six months ended June 30, 2015	Six months ended June 30, 2014
Average recorded investment during the period	$ 390	$ 308
Loan income recognized	3	14
Loan income that would have been recognized on an accrual basis during the period	10	16

Allowance for Loan and Guarantee Losses

SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign- guaranteed loans and has not written-off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows may not be met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system discussed above and it is accomplished in two steps: (i) obtain the probabilities of default to be used for individual loans and guarantees. The Bank's internal credit ratings are mapped to the credit ratings used by external credit rating agencies, essentially mapping the probabilities of default related to each of the Bank's credit rating categories to probabilities of default published by the external credit agencies. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk level; (ii) an estimated loss (loss given default) rate is generally determined based upon Management's best estimate of incurred losses, which takes into account the Bank's specific experience and external benchmarks; or by the loss given default ratios calculated by external credit agencies for similar type of exposures in areas where the Bank has limited specific experience, as it is the case for certain financing products such as subordinated exposures for which the Bank currently uses Moody's estimates. Based upon (i) the probability of default rate for each risk category, (ii) the amount of credit exposure in each of these categories and (iii) the loss given default ratio, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the period ended June 30, 2015 and the year ended December 31, 2014, were as follows (in millions):

	June 30, 2015	December 31, 2014
Balance, beginning of year	$ 373	$ 255
Provision for loan and guarantee losses	30	118
Balance, end of period	$ 403	$ 373
Composed of:		
Allowance for loan losses	$ 401	$ 370
Allowance for guarantee losses [1]	2	3
Total	$ 403	$ 373

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the period ended June 30, 2015 and the year ended December 31, 2014, were as follows (in millions):

Sovereign-guaranteed portfolio:

Collective allowance	June 30, 2015	December 31, 2014
Balance, beginning of year	$ 14	$ 5
Provision (credit) for loan and guarantee losses	(10)	9
Balance, end of period	$ 4	$ 14

Non-sovereign-guaranteed portfolio:

Specific allowance	June 30, 2015	December 31, 2014
Balance, beginning of year	$ 183	$ 88
Provision for loan and guarantee losses	23	95
Balance, end of period	$ 206	$ 183

Collective allowance	June 30, 2015	December 31, 2014
Balance, beginning of year	$ 176	$ 162
Provision for loan and guarantee losses	17	14
Balance, end of period	$ 193	$ 176

During the first six months of 2015, there were no significant changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment.

Troubled debt restructurings

A modification of a non-sovereign-guaranteed loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During the first six months of 2015, there was a troubled debt restructuring of a non-sovereign-guaranteed loan classified as impaired, with an outstanding balance of $26 million. The restructuring was implemented pursuant to a plan that was approved unanimously by the borrower's creditors. As a result, the principal modification to the Bank's loan agreement consisted of an extension of the repayment date. The immediate effect of the restructuring was a reduction of the specific loan loss allowance by approximately $4 million. There have been no payment defaults since the restructuring was made.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and the six months ended June 30, 2015 and 2014, as follows (in millions):

	Three months ended June 30,	
	2015	2014
Borrowing expenses, after swaps	$ (348)	$ (370)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	254	(596)
Total changes in fair value included in Net income	$ (94)	$ (966)

	Six months ended June 30,	
	2015	2014
Borrowing expenses, after swaps	$ (704)	$ (754)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	1,156	(960)
Total changes in fair value included in Net income	$ 452	$(1,714)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of June 30, 2015 and December 31, 2014, was as follows (in millions):

	June 30, 2015	December 31, 2014
Fair value	$ 52,071 [(1)]	$ 49,245 [(1)]
Unpaid principal outstanding	50,226	47,199
Fair value over unpaid principal outstanding	$ 1,845	$ 2,046

[(1)] Includes accrued interest of $416 million at June 30, 2015 and $364 million at December 31, 2014.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments - Net gains (losses) for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of June 30, 2015 and December 31, 2014, and their related gains and losses for the three and the six months ended June 30, 2015 and 2014, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	June 30, 2015 [1] Assets	June 30, 2015 [1] Liabilities	December 31, 2014 [1] Assets	December 31, 2014 [1] Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ 107	$ 234	$ 111	$. 4
	Loans	473	1	306	136
	Borrowings	759	2,135	1,319	1,534
	Accrued interest and other charges	18	(133)	56	(97)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	14	42	25	37
	Loans	4	650	2	740
	Borrowings	948	324	1,047	209
	Other	47	7	51	9
	Accrued interest and other charges	207	30	199	20
		$ 2,577	$ 3,290	$ 3,116	$ 2,592

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Currency Swaps					
Investments - Trading	Income from Investments:				
	Interest	$ (17)	$ (2)	$ (28)	$ (5)
	Net gains (losses)	28	1	41	4
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(87)	(13)	60	(8)
Loans	Income from loans, after swaps	(21)	(27)	(45)	(52)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	84	(39)	208	(14)
Borrowings	Borrowing expenses, after swaps	178	212	370	421
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(76)	481	(1,100)	857
Interest Rate Swaps					
Investments - Trading	Income from Investments:				
	Interest	(21)	(17)	(42)	(31)
	Net gains (losses)	21	(18)	(15)	(10)
Loans	Income from loans, after swaps	(67)	(79)	(135)	(152)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	193	(83)	93	(170)
Borrowings	Borrowing expenses, after swaps	207	198	412	397
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(526)	201	(200)	306
Other	Other interest income	10	12	19	23
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(11)	5	(2)	5
		$ (105)	$ 832	$ (364)	$ 1,571

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at June 30, 2015 is $1,317 million ($612 million at December 31, 2014) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $393 million at June 30, 2015 ($155 million at December 31, 2014).

The following tables provide information on the contract value/notional amounts of derivative instruments as of June 30, 2015 and December 31, 2014 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the Other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/ Rate type	June 30, 2015			
	Currency swaps		Interest Rate swaps	
	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ -	$ 5,180	$ -	$ 8,527
Adjustable	5,243	-	8,527	-
Loans				
Fixed	-	693	44	8,379
Adjustable	3,630	2,458	8,379	44
Borrowings				
Fixed	16,692	107	51,634	349
Adjustable	1,428	20,030	5,019	55,626
Other				
Fixed	-	-	2,244	375
Adjustable	-	-	375	2,244

Derivative type/ Rate type	December 31, 2014			
	Currency swaps		Interest Rate swaps	
	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ -	$ 2,094	$ -	$ 7,987
Adjustable	2,240	-	7,987	-
Loans				
Fixed	-	1,347	57	8,837
Adjustable	3,142	1,592	8,837	57
Borrowings				
Fixed	17,929	107	46,074	348
Adjustable	1,502	20,291	3,969	48,335
Other				
Fixed	-	-	2,453	400
Adjustable	-	-	400	2,453

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of June 30, 2015 and December 31, 2014 are as follows (in millions):

	June 30, 2015			
		Gross Amounts Not Offset in the Balance Sheet		
Description	Gross Amounts of Assets Presented in the Balance Sheet [1]	Financial Instruments	Collateral Received [3]	Net Amount
Derivatives	$ 2,577	$ (1,973)	$ (564)	$ 40

		Gross Amounts Not Offset in the Balance Sheet		
Description	Gross Amounts of Liabilities Presented in the Balance Sheet [2]	Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (3,290)	$ 1,973	$ -	$ (1,317)

	December 31, 2014			
		Gross Amounts Not Offset in the Balance Sheet		
Description	Gross Amounts of Assets Presented in the Balance Sheet [1]	Financial Instruments	Collateral Received [3]	Net Amount
Derivatives	$ 3,116	$ (1,980)	$ (1,015)	$ 121

		Gross Amounts Not Offset in the Balance Sheet		
Description	Gross Amounts of Liabilities Presented in the Balance Sheet [2]	Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (2,592)	$ 1,980	$ -	$ (612)

[1] Includes accrued interest of $225 million and $255 million, in 2015 and 2014, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.
[2] Includes accrued interest of $(103) million and $(77) million, in 2015 and 2014, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.
[3] Includes cash collateral amounting to $546 million (2014 - $398 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of June 30, 2015 and December 31, 2014 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	**Fair Value Measurements June 30, 2015[1]**	**Level 1**	**Level 2**	**Level 3**
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 6,085	$ 6,085	$ -	$ -
U.S. Government-sponsored enterprises	150	-	150	-
Obligations of non-U.S. governments	6,731	1,885	4,846	-
Obligations of non-U.S. agencies	9,036	-	9,036	-
Obligations of non-U.S. sub-sovereigns	2,472	-	2,472	-
Obligations of supranationals	2,857	-	2,857	-
Bank obligations [2]	5,266	-	5,266	-
Corporate securities	119	-	119	-
Mortgage-backed securities	284	-	284	-
Asset-backed securities	71	-	56	15
Total Investments - Trading	33,071	7,970	25,086	15
Currency and interest rate swaps	2,577	-	2,577	-
Total	$ 35,648	$ 7,970	$ 27,663	$ 15

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $97 million for trading investments and $225 million for currency and interest rate swaps.

[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Assets	**Fair Value Measurements December 31, 2014[1]**	**Level 1**	**Level 2**	**Level 3**
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 5,435	$ 4,935	$ 500	$ -
U.S. Government-sponsored enterprises	599	-	599	-
Obligations of non-U.S. governments	3,959	1,043	2,916	-
Obligations of non-U.S. agencies	9,427	-	9,427	-
Obligations of non-U.S. sub-sovereigns	1,667	-	1,667	-
Obligations of supranationals	1,430	-	1,430	-
Bank obligations [2]	4,054	-	4,054	-
Corporate securities	423	-	423	-
Mortgage-backed securities	345	-	345	-
Asset-backed securities	110	-	95	15
Total Investments - Trading	27,449	5,978	21,456	15
Currency and interest rate swaps	3,116	-	3,116	-
Total	$ 30,565	$ 5,978	$ 24,572	$ 15

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges of $54 million for trading investments and $255 million for currency and interest rate swaps.

[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	Fair Value Measurements June 30, 2015[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 52,071	$ -	$ 52,071	$ -
Currency and interest rate swaps	3,290	-	3,290	-
Total	$ 55,361	$ -	$ 55,361	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest on borrowings of $416 million for borrowings and under Accrued interest and other charges of $103 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2014[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 49,245	$ -	$ 49,245	$ -
Currency and interest rate swaps	2,592	-	2,592	-
Total	$ 51,837	$ -	$ 51,837	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $364 million for borrowings and under Accrued interest and other charges of $(77) million for currency and interest rate swaps.

As of June 30, 2015, the investment portfolio includes $15 million ($15 million at December 31, 2014) of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

The tables below show a reconciliation of the beginning and ending balances of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and the six months ended June 30, 2015 and 2014 (in millions). There were no Level 3 financial liabilities for the three and the six months ended June 30, 2015 and 2014.

Financial assets:

	Three months ended June 30,					
	2015			2014		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 15	$ -	$ 15	$ 17	$ -	$ 17
Total gains included in Net income [1]	-	-	-	1	-	1
Settlements	-	-	-	(1)	-	(1)
Balance, end of period	$ 15	$ -	$ 15	$ 17	$ -	$ 17
Total gains for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period [1]	$ -	$ -	$ -	$ 1	$ -	$ 1

[1] Gains on Level 3 financial assets are reported in Income from Investments - Net gains (losses) in the Condensed Statement of Income and Retained Earnings.

	Six months ended June 30,					
	2015			2014		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 15	$ -	$ 15	$ 20	$ -	$ 20
Total gains included in Net income [1]	1	-	1	2	-	2
Settlements	(1)	-	(1)	(5)	-	(5)
Balance, end of period	$ 15	$ -	$ 15	$ 17	$ -	$ 17
Total gains for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period [1]	$ -	$ -	$ -	$ 2	$ -	$ 2

[1] Gains on Level 3 financial assets are reported in Income from Investments - Net gains (losses) in the Condensed Statement of Income and Retained Earnings.

There were no transfers between levels during the first six months of 2015 and the year 2014, for securities held at the end of those reporting periods. The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note P – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $77,701 million as of June 30, 2015 ($77,053 million as of December 31, 2014) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. The Bank is one of the very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign-guaranteed loans, multilateral lending institutions that share the Bank's developmental mission would constitute the most appropriate assumed market participants to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such, as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $31,310 million as of June 30, 2015 ($28,963 million as of December 31, 2014) was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value.

Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and the six months ended June 30, 2015 and 2014 comprise the following (in millions):

	Three months ended June 30,	
	2015	2014
Fair value adjustments - gains (losses) [1]		
Borrowings	$ 254	$ (596)
Derivatives		
Borrowing swaps	(602)	682
Lending swaps	277	(122)
Equity duration swaps	(11)	5
Currency transaction losses on borrowings and loans at amortized cost, and other	(20)	(1)
	$ (102)	$ (32)

[1] Amounts include foreign currency transaction gains and losses, as detailed below.

	Six months ended June 30,	
	2015	2014
Fair value adjustments - gains (losses) [1]		
Borrowings	$ 1,156	$ (960)
Derivatives		
Borrowing swaps	(1,300)	1,163
Lending swaps	301	(184)
Equity duration swaps	(2)	5
Currency transaction losses on borrowings and loans at amortized cost, and other	(176)	(31)
	$ (21)	$ (7)

[1] Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $(21) million (2014 - $(7) million) mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three and the six months ended June 30, 2015 and 2014, comprise the following (in millions):

	Three months ended June 30,	
	2015	2014
Currency transaction gains (losses):		
Borrowings, at fair value	$ (291)	$ (311)
Derivatives, at fair value:		
Borrowing swaps	224	329
Lending swaps	81	(16)
	14	2
Currency transaction gains (losses) related to:		
Borrowings at amortized cost	41	(12)
Loans	(82)	17
Other	21	(6)
	(20)	(1)
Total	$ (6)	$ 1

	Six months ended June 30,	
	2015	2014
Currency transaction gains (losses):		
Borrowings, at fair value	$ 922	$ (613)
Derivatives, at fair value:		
Borrowing swaps	(939)	662
Lending swaps	189	(15)
	172	34
Currency transaction gains (losses) related to:		
Borrowings at amortized cost	63	(43)
Loans	(189)	15
Other	(50)	(3)
	(176)	(31)
Total	$ (4)	$ 3

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement Establishing the Inter-American Development Bank (the Agreement), to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Busan, Republic of Korea, in March 2015, the Board of Governors approved the $200 million transfer corresponding to 2015. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock.

On February 28, 2015, the effective date of the fourth installment, 1,121,078 shares in the amount of $13,525 million were made effective ($342 million paid-in; $13,183 million callable), after Canada's exchange of temporary callable shares.

In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription stipulated that the subscription was on a temporary basis, with Canada having the right to replace its temporary subscription with shares issued under a future capital increase, as and when effective. Accordingly, when the IDB-9 became effective, Canada exercised its right, and as of June 30, 2015, has replaced a total of 181,212 non-voting callable shares in the amount of $2,186 million with an equal amount of voting callable shares. In addition, in July 2014 Canada returned 83,722 callable shares in the amount of $1,010 million. The remaining amount of non-voting callable shares amounting to $844 million (69,953 shares) will be returned in July 2015.

The changes in subscribed capital during the six months ended June 30, 2015 and the year ended December 31, 2014 were as follows (in millions, except for share information):

		Subscribed capital		
	Shares	Paid-in	Callable	Total
Balance at January 1, 2014	10,675,321	$ 4,941	$ 123,840	$ 128,781
Subscriptions during 2014	1,421,933	416	16,737	17,153
Canada's replacement of callable capital	(55,193)	-	(666)	(666)
Canada's return of callable capital	(83,722)	-	(1,010)	(1,010)
Balance at December 31, 2014	11,958,339	5,357	138,901	144,258
Subscriptions during 2015	1,166,381	342	13,729	14,071
Canada's replacement of callable capital	(45,303)	-	(546)	(546)
Balance at June 30, 2015	13,079,417	$ 5,699	$ 152,084	$ 157,783

The changes in Capital subscriptions receivable during the six months ended June 30, 2015 and the year ended December 31, 2014, were as follows (in millions):

	Capital Subscriptions Receivable
Balance at January 1, 2014	$ 1
Subscriptions during 2014	416
Collections	(248)
Amounts paid in advance that became effective in 2014	(85)
Balance at December 31, 2014	84
Subscriptions during 2015	342
Collections	(268)
Amounts paid in advance that became effective in 2015	(70)
Balance at June 30, 2015	$ 88

Capital subscriptions receivable have been recorded as a reduction from equity in the Condensed Balance Sheet.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash during the fourth quarter of the year. As of June 30, 2015, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2015 was $70 million and $31 million, respectively, the same amount disclosed in the December 31, 2014 financial statements. Contributions for 2014 were $52 million and $28 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and the six months ended June 30, 2015 and 2014 (in millions):

	Pension Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2015	2014	2015	2014
Service cost	$ 27	$ 20	$ 53	$ 40
Interest cost	37	39	74	77
Expected return on plan assets [(1)]	(51)	(51)	(102)	(102)
Amortization of net actuarial losses	6	-	13	-
Net periodic benefit cost	$ 19	$ 8	$ 38	$ 15
Of which:				
ORC's share	$ 18	$ 8	$ 37	$ 15
FSO's share	1	-	1	-

[(1)] The expected return of plan assets was 6.25% in 2015 (2014 - 6.75%).

	Postretirement Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2015	2014	2015	2014
Service cost	$ 14	$ 11	$ 28	$ 22
Interest cost	19	18	37	37
Expected return on plan assets [(1)]	(22)	(21)	(43)	(42)
Amortization of:				
Prior service credit	(1)	-	(1)	-
Net actuarial losses	5	-	9	-
Net periodic benefit cost	$ 15	$ 8	$ 30	$ 17
Of which:				
ORC's share	$ 15	$ 8	$ 29	$ 17
FSO's share	-	-	1	-

[(1)] The expected return of plan assets was 6.25% in 2015 (2014 - 6.75%).

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at June 30, 2015. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $6,359 million at June 30, 2015 and $7,223 million at December 31, 2014. The Bank's total loans and guarantees outstanding to these VIEs were $441 million and $65 million, respectively ($479 million and $76 million, respectively, at December 31, 2014). Amounts committed not yet disbursed related to such loans and guarantees amounted to $75 million ($38 million at December 31, 2014), which combined with outstanding amounts results in a total maximum Bank exposure of $581 million at June 30, 2015 ($593 million at December 31, 2014).

Of those loans and guarantees where the Bank is deemed to hold a significant variable interest, the Bank has made a loan amounting to approximately $32 million to one VIE for which it is deemed to be the primary beneficiary. The Bank's involvement with this VIE is limited to such loan, which is reflected as such in the Bank's financial statements. Based on the most recent available data, the size of this VIE measured by total assets amounted to approximately $32 million, which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

NOTE N – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Six months ended June 30,	
	2015	2014
Net income	$ 146	$ 235
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(123)	(3)
Income from investments	(15)	46
Other income	(1)	2
Interest and other costs of borrowings, after swaps	(714)	(67)
Administrative expenses, including depreciation	18	(20)
Special programs	(19)	(3)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	·21	7
Transfers to the IDB Grant Facility	159	151
Net increase in trading investments	(5,842)	(1,396)
Net unrealized losses (gains) on trading investments	6	(36)
Provision for loan and guarantee losses	30	-
Net cash used in operating activities	$ (6,334)	$ (1,084)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (23)	$ 3
Loans outstanding	3	-
Borrowings	(46)	(7)

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the six months ended June 30, 2015 and 2014, loans made to or guaranteed by three countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Six months ended June 30,	
	2015	2014
Argentina	$ 178	$ 186
Brazil	127	126
Mexico	220	222

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans: The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method as discussed in Note H – Fair Value Measurements.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of June 30, 2015 and December 31, 2014 (in millions):

	June 30, 2015 (1)		December 31, 2014 (1)	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 722	$ 722	$ 535	$ 535
Investments - Trading	33,071	33,071	27,449	27,449
Loans outstanding, net	75,668	77,701	74,640	77,053
Currency and interest rate swaps receivable				
Investments - Trading	97	97	123	123
Loans	457	457	293	293
Borrowings	1,974	1,974	2,647	2,647
Others	49	49	53	53
Borrowings				
Short-term	628	628	675	675
Medium- and long-term:				
Measured at fair value	52,071	52,071	49,245	49,245
Measured at amortized cost	30,457	31,310	27,881	28,963
Currency and interest rate swaps payable				
Investments - Trading	327	327	62	62
Loans	702	702	934	934
Borrowings	2,254	2,254	1,587	1,587
Others	7	7	9	9

(1) Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 10, 2015, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of June 30, 2015.